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                              August 23, 2022

       Andrew Poole
       Chief Executive Officer
       Delwinds Insurance Acquisition Corp.
       One City Centre
       1021 Main Street, Suite 1960
       Houston, Texas 77002

                                                        Re: Delwinds Insurance
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed August 12,
2022
                                                            File No. 333-264216

       Dear Mr. Poole:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

       Amended Form S-4 filed August 12, 2022

       General

   1. Refer to your response to comment 9. We note your disclosure at page 150 that the resignations "may be"
an indication that RBCCM or DB do not want to be associated with the disclosure in the
joint proxy statement / consent solicitation / prospectus or underlying business analysis
related to the transaction. Please revise at pages 57, 150, and throughout, to remove
"may be" from your disclosure to highlight for investors that
                                                        RBCCM's and Deutsche
Bank   s withdrawals indicate that they do not want to be
                                                        associated with the
disclosure or underlying business analysis related to the transaction.
 Andrew Poole
Delwinds Insurance Acquisition Corp.
August 23, 2022
Page 2
Unaudited Pro Forma Condensed Combined Financial Information, page 101

2. We note disclosure on page F-80 that you entered into a consulting agreement in the second quarter of 2022. With reference to Rule 11-01(a)(8), please tell us your consideration of presenting the pro forma impact of the agreement in your
Article 11 pro
      forma information. Address the impact this transaction will have on the pro forma combined financial statements, including the impact on the pro forma earnings per share and statement of operations, and the related accounting implications. If material, this issuance should be presented separately within your pro forma financial information.
        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                          Sincerely,
FirstName LastNameAndrew Poole
                                                          Division of
Corporation Finance
Comapany NameDelwinds Insurance Acquisition Corp.
                                                          Office of Finance
August 23, 2022 Page 2
cc:       Meredith Laitner
FirstName LastName